EXHIBIT 21

                              List of Subsidiaries

AESP Computerzubehor GmbH

Advanced Electronic Support Products Computertillbehor i Sweden Aktiebolag

Jotec/AESP AS

         - Lanse AS

Communications Components Company, Inc.

AESP-Ukraine *



* The Company sold this operation in January 2001 under a promissory note payable over the next five years. Until this promissory note is satisfied, the Company will defer recognition of the sale and retain title to the business assets.